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                                                              Exhibit 99.(a)(12)

Press Release

           EXCHANGE RATE AMENDED IN IVAX' PENDING TENDER OFFER FOR
                  REMAINING SHARES OF LABORATORIO CHILE S.A.

     MIAMI - September 6, 2001 - IVAX Corporation (AMEX: IVX, LSE: IVX.L) today announced that the Chilean securities regulatory authority (Superintendencia de Valores y Seguros or "SVS") has directed IVAX to amend the exchange rate calculation used to determine the Chilean peso equivalent in the company's pending tender offer for the outstanding shares of Laboratorio Chile S.A. that it does not already own.

     In a previous tender offer, IVAX acquired 99.6% of the outstanding shares of Laboratorio Chile and has a current tender offer for the approximately 0.4% of the outstanding shares that IVAX did not previously acquire. The pending tender offers in the U.S. and in Chile are set to expire at 5:30 p.m., New York City time, on September 13, 2001.

     The SVS has directed that, based on its interpretation of Chilean law, the Observed Exchange Rate on the expiration date of the currently pending tender offers must be used in converting the dollar price per share to Chilean pesos. In compliance with this directive, IVAX has amended the calculation of the exchange rate, but the offer price of $1.25 per share will not be changed. The offer price for each American Depository Share, payable in U.S. dollars, will remain unchanged at $25. The "Observed Exchange Rate" for any date is the average exchange rate at which commercial banks conducted authorized transactions for such date in Chile as determined by the Central Bank of Chile and published in the Official Gazette of Chile on the subsequent business day.

     IVAX Corporation, headquartered in Miami, Florida, is a multinational company engaged in the research, development, manufacturing, and marketing of branded and brand equivalent pharmaceuticals and veterinary and diagnostic products in the U.S. and international markets.

CONTACT:
Howard A. Goldman
Director/Investor Relations & Corporate Communications
IVAX Corporation
Phone: 305.575.6043
www.ivax.com